# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eshallgo Inc., CIK 0001879754
CUSIP: G3121H103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: No. 37, Haiyi Villa, Lane 97, Songlin Rd, Pudong New District, Shanghai, China (F4), 200120
Date of event which requires filing of this statement: 07/03/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052417

## Reporting persons
- IMPRESSIVE SHINE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,684,000; shared voting power 0; sole dispositive power 2,684,000; shared dispositive power 0; aggregate amount beneficially owned 2,684,000 (10.683% of the class)
  Comment: IMPRESSIVE SHINE LIMITED, a British Virgin Islands company, holds 2,684,000 Class A ordinary shares. IMPRESSIVE SHINE LIMITED has thirty shareholders, none of whom has sole voting and dispositive power of all the shares held by IMPRESSIVE SHINE LIMITED.

## Item 1. Issuer
Name of issuer: Eshallgo Inc.
Address of issuer's principal executive offices: No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120

## Item 2. Person Filing
Name of person filing: IMPRESSIVE SHINE LIMITED
Address of principal business office or, if none, residence: No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,684,000 Class A Ordinary Shares
Percent of class: 10.683
Sole power to vote or to direct the vote: 2,684,000 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0 Class A Ordinary Shares
Sole power to dispose or to direct the disposition: 2,684,000 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0 Class A Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- IMPRESSIVE SHINE LIMITED: /s/ Xiangyang Lu, Executive Director (01/28/2025)